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                        June 3, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Jeremy Henderson-Ross
       General Counsel
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Registration
Statement on Form F-3
                                                            Filed August 28,
2023
                                                            File No: 333-274233

       Dear Jeremy Henderson-Ross:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Jeremy Henderson-Ross
Global Blue Group Holding AG
June 3, 2024
Page 2

        Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
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